

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Ms. Diana L. Kubik
Chief Financial Officer
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80202-5506

      Re: Evergreen Energy Inc.
               Form 8-K Filed June 29, 2010
               Form 8-K/A Filed July 9, 2010
               File No. 001-14176

Dear Ms. Kubik:

      We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                Mark C. Shannon
                Branch Chief